UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Riley Exploration Permian, Inc.

(Name of Issuer)

Common stock, $.001 par value per share

(Title of Class of Securities)

76665T 102

(CUSIP Number)

Mark Macinnes
Chief Financial Officer
3200 244 5th Avenue SW
Calgary, Alberta, Canada T2P 3G6
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

December 3, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	76665T 102

1.	Names of Reporting Person: Boomer Petroleum LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions): WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 0%
14.	Type of Reporting Person (See Instructions): OO (Limited Liability Company)

CUSIP No.	76665T 102

1.	Names of Reporting Person: Balmon California, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions): N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power: 1,768,702*
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 1,768,702*
	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,768,702*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 9.1%**
14.	Type of Reporting Person (See Instructions): CO

*	Represents 1,768,702 shares of Common Stock owned directly by Balmon California, Inc., which is a wholly owned subsidiary of Balcal Holdings Ltd., which is a wholly owned subsidiary of Balmon Investments Ltd., which is wholly owned by Alvin Libin.

**	Based on 19,470,106 shares of Common Stock reported by the Issuer as outstanding as of December 3, 2021, as reported by the Issuer to the Reporting Persons.

CUSIP No.	76665T 102

1.	Names of Reporting Person: Texel Resources Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions): N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Alberta, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power: 1,836,212*
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 1,836,212*
	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,836,212*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 9.4%**
14.	Type of Reporting Person (See Instructions): CO

*	Represents 1,836,212 shares of Common Stock owned directly by Texel Resources Inc., which is a wholly owned subsidiary of Tokay Capital Corp., which is wholly owned by the Estate of Antonie VandenBrink.

**	Based on 19,470,106 shares of Common Stock reported by the Issuer as outstanding as of December 3, 2021, as reported by the Issuer to the Reporting Persons.

CUSIP No.	76665T 102

1.	Names of Reporting Person: Alvin Libin
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions): N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power: 1,961,050*
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 1,961,050*
	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,961,050*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 10.1%**
14.	Type of Reporting Person (See Instructions): IN

*	Represents (a) 1,768,702 shares of Common Stock owned directly by Balmon California, Inc., which is a wholly owned subsidiary of Balcal Holdings Ltd., which is a wholly owned subsidiary of Balmon Investments Ltd., which is wholly owned by Alvin Libin and (b) 192,348 shares of Common Stock owned directly by Balmon Investments Ltd., which is wholly owned by Alvin Libin.

**	Based on 19,470,106 shares of Common Stock reported by the Issuer as outstanding as of December 3, 2021, as reported by the Issuer to the Reporting Persons.

CUSIP No.	76665T 102

1.	Names of Reporting Person: The Estate of Antonie VandenBrink
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions): N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Alberta, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power: 1,974,212*
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 1,974,212*
	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,974,212*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 10.1%**
14.	Type of Reporting Person (See Instructions): OO (Estate)

*	Represents (a) 1,836,212 shares of Common Stock owned directly by Texel Resources Inc., which is a wholly owned subsidiary of Tokay Capital Corp., which is wholly owned by the Estate of Antonie VandenBrink and (b) 138,000 shares of Common Stock owned directly by the Estate of Antonie VandenBrink.

**	Based on 19,470,106 shares of Common Stock reported by the Issuer as outstanding as of December 3, 2021, as reported by the Issuer to the Reporting Persons.

Item 1. Security and Issuer

This Amendment No. 1 (this “Amendment”) amends and supplements the Statement of Beneficial Ownership on Schedule 13D (the “Original Statement”) filed with the SEC on March 8, 2021 with respect to the common stock, $0.001 par value per share (the “Common Stock”), of Riley Exploration Permian, Inc., a Delaware corporation (the “Issuer”). The Issuer reports that its principal executive offices are located at 29 E. Reno Avenue, Suite 500, Oklahoma City, Oklahoma  73104.

Except as set forth herein, the Original Statement is unmodified. Capitalized terms used but not defined in this Amendment have the meaning ascribed to such term in the Original Statement.

Item 5. Interest in the Securities of the Issuer

(a) and (b) On December 3, 2021, the members of Boomer Petroleum, LLC entered into a plan of dissolution and, for no consideration, distributed ownership of all shares of Common Stock of the Issuer held by it to its members Balmon California, Inc. and Texel Resources Inc. in equal proportions of 1,768,702 shares each. As a result of the distribution, Boomer Petroleum, LLC no longer beneficially owns any shares of REP and will no longer participate as a Reporting Person in any subsequent filings by the Reporting Persons under Section 16 of the Securities Exchange Act of 1934, as amended.

As a result of the distribution, 1,768,702 shares, or 9.1% of the Issuer’s outstanding shares of Common Stock, are now owned directly by Balmon California, Inc., which is a wholly owned subsidiary of Balcal Holdings Ltd., which is a wholly owned subsidiary of Balmon Investments Ltd., which is wholly owned by Alvin Libin. Balcal Holdings Ltd., Balmon Investments Ltd. and Alvin Libin are indirect beneficial owners of these securities. In addition, Balmon Investments directly owns 192,348 shares of Common Stock, which means that Balmon Investments and Mr. Libin may be deemed to have direct and indirect beneficial ownership of 10.1% of the Issuer’s outstanding shares of Common Stock. Following the distribution, Balmon California, Inc., Balcal Holdings Ltd., Balmon Investments Ltd. and Alvin Libin will constitute a “group” for purposes of Section 13(d) of the Exchange Act.

As a result of the distribution, 1,836,212 shares, or 9.4% of the Issuer’s outstanding shares of Common Stock, are now owned directly by Texel Resources Inc., which is a wholly owned subsidiary of Tokay Capital Corp., which is wholly owned by the Estate of Antonie VandenBrink. Tokay Capital Corp. and the Estate of Antonie VandenBrink are indirect beneficial owners of these securities. In addition, the Estate directly owns 138,000 shares of Common Stock, which means that the Estate may be deemed to have direct and indirect beneficial ownership of 10.1% of the Issuer’s outstanding shares of Common Stock. Following the distribution, Texel Resources, Tokay Capital and the Estate will constitute a “group” for purposes of Section 13(d) of the Exchange Act.

Each percentage ownership of shares of Common Stock set forth in this Statement is based on 19,470,106 shares of Common Stock reported by the Issuer as outstanding as of December 3, 2021, as reported by the Issuer to the Reporting Persons.

(c) Within the past 60 days, the Reporting Persons made the following acquisitions of shares of Common Stock:

Reporting Person	Date of Transaction	Number of Shares Acquired (A) or Disposed (D) of		Price per Share
Balmon Investments	October 12, 2021	1,300	(A)	$24.0000
Balmon Investments	October 13, 2021	6,200	(A)	$25.1471
Balmon Investments	October 14, 2021	3,677	(A)	$25.9529
Balmon Investments	October 15, 2021	12,224	(A)	$25.9794
Balmon Investments	October 18, 2021	3,291	(A)	$25.9959
Balmon Investments	October 20, 2021	10,499	(A)	$26.4912
Balmon Investments	October 21, 2021	11,200	(A)	$26.1577
Balmon Investments	October 22, 2021	16,562	(A)	$26.5993
Balmon Investments	October 26, 2021	6,530	(A)	$26.5712
Balmon Investments	October 27, 2021	100,482	(A)	$26.0000

Item 7.	Material to be Filed as Exhibits.

Exhibit Number	Description

1	Joint Filing Agreement, dated as of March 8, 2021, by and among the Reporting Persons (incorporated by reference to Exhibit 1 to the Statement of Beneficial Ownership on Schedule 13D filed with the SEC on March 8, 2021.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Boomer Petroleum, LLC

Date: December 7, 2021	By:	/s/ Mark Macinnes
	Name:	Mark Macinnes
	Title:	Authorized Signatory